1655 Grant Street, 10th Floor Concord, CA 94520

July 15, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	John Cannarella
Gus Rodriguez

Re:	AssetMark Financial Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed March 14, 2024
File No. 001-38980

Ladies and Gentlemen:

AssetMark Financial Holdings, Inc. (“AssetMark”, the “Company”, “we”, “us” or “our”) submits this letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received by letter dated July 3, 2024 (the “Comment Letter”) relating to the Company's Form 10-K for the fiscal year ended December 31, 2023 filed on March 14, 2024.

In this letter, we have recited the comment from the Staff in bold and italicized type and have followed it with the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

1.	We note your disclosures on pages 52 and 54 indicating that your asset-based revenues are derived from fees charged as a percentage of platform assets, and attributing the increase in asset-based revenue during 2023 to higher incremental average assets although without addressing the effects associated with changes in prices.

Please expand your disclosures to report the extent to which changes in your asset-based revenues are attributable to changes in prices and separately to changes in volumes, to comply with Item 303(b)(2)(iii) of Regulation S-K.

For example, this may involve quantifying the extent to which the variances in asset-based revenues are attributable to (i) changes in the weighted average fees charged as a percentage of platform assets, (ii) changes in the average platform assets and, if applicable, (iii) changes in other factors such as product mix.

Response: We acknowledge the Staff's comment and respectfully advise the Staff that the fees (prices) we charge have not increased in the recent past and accordingly none of the period-to-period increase in 2023 was due to price increases. Our higher asset-based revenue is due to an increase in average platform assets as our disclosure indicates. With respect to the fee rate we charge (the price), the industry has in fact experienced, to some degree, a general downward pressure on fees over the last several years as larger volume clients negotiate lower fees and lower cost investment alternatives are made available in the marketplace. We expect that future changes in asset-based revenue will continue to be driven by the total assets on the platform rather than changes in the prices we charge. However, if changes in prices were to have a meaningful impact on asset-based revenue in future periods, we will reflect that in the appropriate disclosure for that period.

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1655 Grant Street, 10th Floor Concord, CA 94520

In connection with our response to the Staff's comment, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please direct any questions or comments regarding this letter to the undersigned at 925-521-2790 or gary.zyla@assetmark.com.

Sincerely,

/s/ Gary Zyla

Gary Zyla
Chief Financial Officer

cc:	Ted Angus
AssetMark Financial Holdings, Inc.

Alan F. Denenberg
Davis Polk & Wardwell LLP